HOTCHKIS AND WILEY FUNDS
AMENDMENT NO. 1 TO THE INVESTMENT ADVISORY AGREEMENT
THIS AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT is made as of August 28, 2025, by and between HOTCHKIS AND WILEY FUNDS, a Delaware statutory trust (the “Trust”), on behalf of the Hotchkis and Wiley International Small Cap Diversified Value Fund (the “Fund”), and HOTCHKIS AND WILEY CAPITAL MANAGEMENT, LLC, a Delaware limited liability company (the “Advisor”).
W I T N E S S E T H:
WHEREAS, the Trust and the Advisor are parties to an Investment Advisory Agreement for the Fund dated June 30, 2020 (the “Investment Advisory Agreement”); and
WHEREAS, the Trust and the Advisor desire to amend the Investment Advisory Agreement to reflect a decrease in the advisory fee payable by the Fund to the Advisor under such Agreement; and
WHEREAS, this amendment to the Investment Advisory Agreement has been approved by the Board of Trustees of the Trust, including a majority of the Trustees who are not parties to the Investment Advisory Agreement or “interested persons” (as defined in the Investment Company Act of 1940) of any such party.
NOW, THEREFORE, the parties hereby agree as follows:
1. Schedule A is deleted and replaced with the amended Schedule A (attached).
2. The Investment Advisory Agreement, as expressly amended hereby, shall continue in full force and effect.
IN WITNESS WHEREOF, the parties hereto have executed this AMENDMENT NO. 1 TO THE INVESTMENT ADVISORY AGREEMENT as of the day and year first above written.

HOTCHKIS AND WILEY FUNDS, on behalf of the Hotchkis and Wiley International Small Cap Diversified Value Fund	HOTCHKIS AND WILEY CAPITAL MANAGEMENT, LLC

By: /s/ Anna Marie Lopez	By: /s/ Anna Marie Lopez
Name: Anna Marie Lopez	Name: Anna Marie Lopez
Title: President	Title: Chief Operating Officer

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SCHEDULE A

Annual Fee rate: 0.70% of average net assets

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